Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MainBancorp, Inc.

Commission File No. 333-106000

Date: July 22, 2003

Prosperity Bancshares, Inc. has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and MainBancorp, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of MainBancorp have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the prospectus included within the registration statement because they contain important information about Prosperity Bancshares. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9307.

The following is the text of a press release issued on July 22, 2003 by Prosperity Bancshares concerning its financial results for the second quarter ending June 30, 2003:

[PROSPERITY BANCSHARES, INC. LOGO]

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc. SM	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.SM

SECOND QUARTER EARNINGS UP 35.5%

•	Earnings Per Share up 17.2% to $0.34 (Diluted)

•	Recognized by Fortune Small Business Magazine as One of America’s 100 Fastest Growing Companies

•	Non-Interest Income up 71.5%

•	Recognized by ABA Banking Journal as One of Banking’s Top 50 Performers of 2003

•	Continued Expansion in Dallas

HOUSTON, July 22, 2003. Prosperity Bancshares, Inc. SM (NASDAQ: PRSP), the parent company of Prosperity Bank SM, today reported record earnings for the quarter and six months ended June 30, 2003. Net income for the quarter was $6.497 million or $0.34 per diluted common share, an increase in net income of $1.702 million or 35.5 percent, compared with $4.795 million or $0.29 per diluted common share for the same period in the prior year. Net income for the six months ended June 30, 2003 was $12.886 or $0.67 per diluted common share, an increase in net income of $3.600 million, or 38.8 percent from the same period of 2002.

“I am pleased to report that we continued our string of achieving record quarterly earnings during the second quarter of 2003,” said David Zalman, Prosperity’s Chief Executive Officer and President. “We are very proud of the results we achieved during the first half of 2003 considering that national interest rates are at their lowest levels in decades. We are committed to meeting the challenges created by the current low and volatile interest rate environment.”

Mr. Zalman continued: “The recognition we have recently received by leading business and industry publications such as Fortune Small Business magazine and the ABA Banking Journal is a testament to the efforts of our entire team. I continue to be pleased at the dedication to customer service our team of Real Bankers SM exhibit each day.”

“In our ongoing effort to improve efficiency and control costs, I am pleased to report that we have completed the conversion of our core data processing from an out-sourced environment to a new, state of the art, fully scalable in-house computer system,” added H. E. “Tim” Timanus, Jr., Prosperity Bank’s President and Chief Operating Officer. “With this new computer system, I am pleased to report that we have completely redesigned our web site and improved our internet banking product with additional functions and improved navigation.”

Prosperity completed the acquisition of Paradigm Bancorporation, Inc. on September 1, 2002, Southwest Bank Holding Company on October 1, 2002, First National Bank of Bay City on November 1, 2002, Abrams Centre Bancshares, Inc. on May 6, 2003 and Dallas Bancshares Corporation on June 1, 2003. The results of operations for these acquisitions have been included in the consolidated financial statements since their respective purchase dates.

Results of operations for the three months ended June 30, 2003 compared to the same period in 2002

For the three months ended June 30, 2003, net income was $6.497 million compared to $4.795 million for the same period in 2002. Net income per diluted common share was $0.34 for the three months ended June 30, 2003 compared with $0.29 for the same period in 2002. Return on average assets, average common shareholders’ equity and average tangible shareholders’ equity for the three months ended June 30, 2003 was 1.34 percent, 15.88 percent and 29.82 percent, respectively.

Net interest income for the quarter ended June 30, 2003 increased 25.9 percent, to $16.139 million from $12.823 million during the same period in 2002. The increase was attributable primarily to a 40.0 percent increase in average earning assets which was partially offset by a 44 basis point decrease in the net interest margin on a tax equivalent basis.

Non-interest income increased 71.5 percent to $3.988 million for the three months ended June 30, 2003 compared with the same period in 2002. Non-interest expenses increased $2.361 million or 29.1 percent as compared with the second quarter of 2002. The increase in non-interest expenses was primarily attributable to the increased operating costs associated with the thirteen additional banking centers acquired since June 30, 2002.

Loans at June 30, 2003 were $699.5 million, an increase of $220.6 million, or 46.1 percent, compared with $478.9 million at June 30, 2002. Loans from acquisitions closed during the past year amounted to $196.5 million on June 30, 2003.

Average loans increased 49.0 percent or $223.5 million to $680.0 million on June 30, 2003 as compared to $456.5 million at the same period last year. The provision for credit losses was $120,000 for the three months ended June 30, 2003.

Non-performing assets totaled $2.242 million or 0.32 percent of total loans at June 30, 2003, compared with $2.564 million or 0.38 percent of loans at December 31, 2002 and $453,000 or 0.09 percent of loans at June 30, 2002. At June 30, 2003, the reserve for credit losses was 1.32 percent of total loans, compared to 1.43 percent a year earlier.

At June 30, 2003, Prosperity had $1.983 billion in total assets, $699.5 million in loans, $1.747 billion in deposits, and approximately 130,000 deposit and loan accounts. Assets, loans and deposits at June 30, 2003 grew by 45.8 percent, 46.1 percent and 44.1 percent, respectively, compared with their levels at June 30, 2002.

Results of Operations for the six months ended June 30, 2003 compared to the same period in 2002

Net income for the six months ended June 30, 2003 was $12.886 million or $0.67 per diluted common share, compared to $9.286 million or $0.56 per diluted common share, for the same period in 2002, an increase of 38.8 percent and 19.6 percent, respectively.

Prosperity’s annualized return on average assets and return on average common shareholders’ equity for the six months ended June 30, 2003 was 1.37 percent and 16.03 percent, respectively. Prosperity’s efficiency ratio was 50.98 percent for the six months ended June 30, 2003.

Net interest income for the six months ended June 30, 2003 increased 31.1 percent, to $32.271 million from $24.847 million during the same time period in 2002. The increase was attributable primarily to a 39.2 percent increase in average earning assets and was partially offset by a decrease in the net interest margin, on a tax equivalent basis, from 4.17 percent to 3.88 percent. Non-interest income increased 74.0 percent to $7.809 million for the six months ended June 30, 2003 compared with the same period in 2002. Non-interest expenses increased $5.201 million or 32.9 percent as compared with the same period in 2002.

Outlook

“For the full year of 2003, we are comfortable with the current analysts’ estimates for earnings per share ranging from $1.32 to $1.34,” remarked David Hollaway, Prosperity’s Chief Financial Officer.

“We are confident that our strategic direction and commitment to relationship banking with true customer service positions us for continued growth and will create long-term value for our shareholders, added Ned S. Holmes, Prosperity’s Chairman of the Board of Directors.

Conference Call

Prosperity’s management team will host a conference call on Tuesday, July 22, 2003 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss the earnings results, the proposed acquisition of Mainbancorp, business trends and their outlook for the rest of 2003. Individuals and investment professionals may participate in the call by dialing 1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast my be accessed directly from Prosperity’s Investor Relations page by clicking on the “2nd Quarter results and webcast link.”

Acquisition of Abrams Centre National Bank, N.A.

On May 6, 2003, Prosperity completed the acquisition of Abrams Centre National Bank, N.A., in a cash transaction. Abrams Centre National Bank operated two (2) offices in Dallas, Texas, both of which became full service banking centers of Prosperity Bank.

Acquisition of BankDallas, s.s.b.

On June 1, 2003, Prosperity completed the acquisition of BankDallas, s.s.b., in a cash transaction. BankDallas operated one (1) office in Dallas, Texas, which became a full service banking center of Prosperity Bank.

Proposed acquisition of mainbank, n.a., Dallas, Texas

On July 21, 2003, Prosperity Bancshares, Inc. and MainBancorp, Inc., the parent of Dallas based mainbank, n.a., announced that they had signed a definitive agreement pursuant to which MainBancorp will be merged into Prosperity. The transaction further solidifies Prosperity’s presence in the Dallas/Fort Worth Metroplex, and is a logical extension of Prosperity’s geographic franchise across Texas. Under terms of the agreement, Prosperity will issue 1.5 million shares of its common stock plus $9.5 million in cash, subject to adjustment, for all outstanding shares of MainBancorp.

MainBancorp is privately held and is the bank holding company of mainbank, n.a., Dallas, Texas, which operates a total of four (4) banking offices in the Dallas area. As of June 30, 2003, mainbank, n.a. had total assets of $195.7 million, loans of $103.1 million, deposits of $172.1 million and shareholders’ equity of $22.7 million.

The merger has been approved by the Board of Directors of both companies. The transaction is expected to close in the fourth quarter 2003 and is subject to approval by Mainbancorp shareholders, as well as customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2003.

Prosperity Bancshares, Inc.

Prosperity Bancshares, Inc. SM, formed in 1983, is a $2.0 billion financial holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Financial Services, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. The company currently operates forty-five (45) full service banking locations in fifteen contiguous counties including the Greater Houston Metropolitan Area, and in Dallas.

Prosperity Bank operates the following full service banking centers: Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Glenn Heights, Dallas—Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Fairfield, Galveston, Goliad, Hitchcock, Houston—Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston—Downtown, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston—Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc. SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K .

Copies of Prosperity Bancshares, Inc.’s SM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Balance Sheet Averages	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$679,976	$456,520	$675,365	$436,918
Investment securities	1,070,663	799,286	1,030,442	787,022
Federal funds sold and other earning assets	18,229	7,575	15,075	11,908

Total earning assets	1,768,868	1,263,381	1,720,882	1,235,848
Allowance for credit losses	(9,338)	(6,498)	(9,454)	(6,272)
Cash and due from banks	48,600	25,356	48,697	26,974
Intangible assets, net	76,494	24,591	74,383	23,611
Fixed assets, net	28,463	16,363	27,927	16,085
Other assets	20,653	19,076	20,044	15,642

Total assets	$1,933,740	$1,342,269	$1,882,479	$1,311,888

Non-interest bearing deposits	$336,700	$190,008	$321,534	$185,701
Interest bearing deposits	1,347,237	1,001,041	1,319,569	980,193

Total deposits	1,683,937	1,191,049	1,641,103	1,165,894
Federal funds purchased & other interest bearing liabilities	42,759	20,676	36,942	17,323
Other liabilities	10,406	8,408	10,686	7,719
Company obligated trust preferred securities of subsidiary trusts	33,000	27,000	33,000	27,000
Shareholders’ equity	163,638	95,136	160,748	93,952

Total liabilities and equity	$1,933,740	$1,342,269	$1,882,479	$1,311,888

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Income Statement Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest on loans	$11,524	$8,361	$22,955	$16,117
Interest on securities	10,639	10,719	21,381	21,277
Interest on federal funds sold and other earning assets	51	26	91	92

Total interest income	22,214	19,106	44,427	37,486
Interest expense	6,075	6,283	12,156	12,639

Net interest income (A)	16,139	12,823	32,271	24,847
Provision for credit losses	120	120	240	240

Net interest income after provision for credit losses	16,019	12,703	32,031	24,607
Service charges on deposit accounts	3,370	2,001	6,625	3,859
Other income	618	325	1,184	628

Total non-interest income	3,988	2,326	7,809	4,487

Salaries and benefits	5,277	3,405	10,685	7,314
Intangible asset amortization	190	4	383	4
Net occupancy and equipment	989	837	1,943	1,449
Depreciation	615	398	1,221	771
Data processing	660	506	1,275	963
Minority interest trust preferred securities	561	496	1,130	994
Other expenses	2,194	2,479	4,351	4,292

Total non-interest expenses	10,486	8,125	20,988	15,787
Net earnings before taxes	9,521	6,904	18,852	13,307
Federal income taxes	3,024	2,109	5,966	4,021

Net earnings available to common shareholders	$6,497	$4,795	$12,886	$9,286

Basic earnings per share	$0.34	$0.30	$0.68	$0.57

Diluted earnings per share	$0.34	$0.29	$0.67	$0.56

(A)	Net interest income on a tax equivalent basis would be $16,662 and $13,287 for the three months ended June 30, 2003 and June 30, 2002, respectively, and $33,359 and $25,791 for the six months ended June 30, 2003 and June 30, 2002, respectively.

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Common Share and Other Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Employees—FTE	520	349	520	349

Book value per share	$8.78	$5.99	$8.78	$5.99
Tangible book value per share	$4.46	$4.37	$4.46	$4.37

Period end shares outstanding	18,972	16,270	18,972	16,270
Weighted average shares outstanding (basic)	18,953	16,245	18,935	16,236
Weighted average shares outstanding (diluted)	19,218	16,574	19,219	16,567

Non-accrual loans	$892	$287	$892	$287
Accruing loans 90 days or more days past due	293	0	293	0
Restructured loans	0	0	0	0

Total non-performing loans	1,185	287	1,185	287
Repossessed assets	50	9	50	9
Other real estate	1,007	157	1,007	157

Total non-performing assets	$2,242	$453	$2,242	$453

Allowance for credit losses at end of period	$9,228	$6,869	$9,228	$6,869

Net charge-offs / (recoveries)	$754	$(80)	$1,159	$(98)

Prosperity Bancshares, Inc. SM

Financial Highlights

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Performance Ratios	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Return on average assets (annualized)	1.34%	1.43%	1.37%	1.42%
Return on average common equity (annualized)	15.88%	20.16%	16.03%	19.77%
Net interest margin (tax equivalent) (annualized)	3.77%	4.21%	3.88%	4.17%

Efficiency ratio (B)	50.73%	52.06%	50.98%	52.20%

Diluted earnings per share	$0.34	$0.29	$0.67	$0.56

Asset Quality Ratios

Non-performing assets to loans and other real estate	0.32%	0.09%	0.32%	0.09%
Net charge-offs / (recoveries) to average loans	0.11%	(0.02%)	0.17%	(0.02%)
Allowance for credit losses to total loans	1.32%	1.43%	1.32%	1.43%

Common Stock Market Price

High	$19.35	$18.59	$19.50	$18.59

Low	$16.61	$15.55	$16.53	$13.48

Period end market price	$19.21	$18.50	$19.21	$18.50

(B)	Calculated by dividing total non-interest expense (excluding securities losses and credit loss provisions) by net interest income plus non-interest income. Note: The trust preferred securities expense is treated as interest expense for this calculation. Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars in thousands)

	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Jun 30, 2002
Balance Sheet Data (at period end)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$699,525	$656,568	$679,559	$478,935
Investment securities	1,088,507	1,056,349	950,317	785,859
Federal funds sold and other earning assets	5,426	3,537	14,491	13,422

Total earning assets	1,793,458	1,716,454	1,644,367	1,278,216
Allowance for credit losses	(9,228)	(9,318)	(9,580)	(6,869)
Cash and due from banks	66,606	52,859	66,806	29,211
Intangible assets, net	82,009	72,225	72,410	26,225
Other real estate	1,007	527	219	157
Fixed assets, net	29,228	27,469	27,010	16,250
Other assets	20,197	19,170	21,024	17,166

Total assets	$1,983,277	$1,879,386	$1,822,256	$1,360,356

Demand deposits	$362,193	$312,104	$327,699	$198,022
Interest bearing deposits	1,384,355	1,322,161	1,258,912	1,013,911

Total deposits	1,746,548	1,634,265	1,586,611	1,211,933
Federal funds purchased and interest bearing liabilities	28,992	39,966	37,939	15,477
Other liabilities	8,147	11,891	9,967	8,566
Company obligated trust preferred securities of subsidiary trusts	33,000	33,000	33,000	27,000
Shareholders’ equity (C)	166,590	160,264	154,739	97,380

Total liabilities and equity	$1,983,277	$1,879,386	$1,822,256	$1,360,356

(C)	Includes $3,670, $2,763, $2,644 and $1,228 in unrealized gains on available for sale securities for the periods ending June 30, 2003, March 31, 2003, December 31, 2002 and June 30, 2002 respectively.

Prosperity Bancshares, Inc. SM

Financial Highlights

	Three Months Ended
	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002
Comparative Quarterly Asset Quality, Performance & Capital Ratios	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Return on average assets (annualized)	1.34%	1.40%	1.43%	1.54%
Return on average common equity (annualized)	15.98%	16.19%	16.72%	19.43%
Return on average tangible equity (annualized)	29.82%	29.87%	30.50%	28.83%
Net interest margin (tax equivalent) (annualized)	3.77%	4.00%	4.08%	4.23%

Efficiency ratio	50.73%	51.24%	48.92%	48.90%
Non-performing assets to loans and other real estate	0.32%	0.53%	0.38%	0.12%
Net charge-offs / (recoveries) to average loans	0.11%	0.06%	0.02%	0.02%
Allowance for credit losses to total loans	1.32%	1.42%	1.41%	1.26%

Tier 1 risk-based capital	13.38%	14.93%	14.10%	15.44%

Total risk-based capital	14.47%	16.10%	15.30%	16.52%

Tier 1 leverage capital	6.52%	6.73%	6.56%	8.31%

Equity to assets	8.40%	8.52%	8.49%	8.85%

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Jun 30, 2003
YIELD ANALYSIS	Average Balance	Interest Income/ Interest Expense	Yield/ Rate

Interest earning assets:
Loans	$679,976	$11,524	6.78%
Investment securities	1,070,663	10,639	3.97%
Federal funds sold	18,229	51	1.12%

Total interest earning assets	1,768,868	$22,214	5.02%

Allowance for credit losses	(9,338)
Non-interest earning assets	174,210

Total assets	$1,933,740

Interest Bearing Liabilities:
Interest bearing demand deposits	$353,286	$1,075	1.22%
Savings and money market deposits	390,676	891	0.91%
Certificates and other time deposits	603,275	3,823	2.53%
Federal funds purchased and other borrowings	42,759	286	2.68%

Total Interest Bearing Liabilities	1,389,996	$6,075	1.75%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	336,700
Trust preferred securities	33,000
Other liabilities	10,406

Total liabilities	1,770,102
Shareholders’ equity	163,638

Total Liabilities and Shareholders’ Equity	$1,933,740

Net Interest Income & Margin		$16,139	3.65%

Net Interest Income & Margin (tax equivalent)		$16,662	3.77%

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Jun 30, 2002
YIELD ANALYSIS	Average Balance	Interest Income/ Interest Expense	Yield/ Rate
Interest earning assets:
Loans	$456,520	$8,361	7.33%
Investment securities	799,286	10,719	5.36%
Federal funds sold	7,575	26	1.37%

Total interest earning assets	1,263,381	$19,106	6.05%

Allowance for credit losses	(6,498)
Non-interest earning assets	85,386

Total assets	$1,342,269

Interest Bearing Liabilities:
Interest bearing demand deposits	$238,509	$792	1.33%
Savings and money market deposits	286,168	1,249	1.75%
Certificates and other time deposits	476,364	3,999	3.36%
Federal funds purchased and other borrowings	20,676	243	4.70%

Total Interest Bearing Liabilities	1,021,717	$6,283	2.46%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	190,008
Trust preferred securities	27,000
Other liabilities	8,408

Total liabilities	1,247,133
Shareholders’ equity	95,136

Total Liabilities and Shareholders’ Equity	$1,342,269

Net Interest Income & Margin		$12,823	4.06%

Net Interest Income & Margin (tax equivalent)		$13,287	4.21%